Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09046719

20 July 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

p.p. Vanessa Malfull

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Results of Pro-Rata Entitlement Offer to Shareholders

Cue is pleased to announce that successful applications for 62,223,683 shares under the one for five Entitlement Offer were received and include 651,517 shares applied for in the shortfall. These applications combined represent 50% of the Entitlement Offer.

The offer has resulted in Cue receiving $9.3m before costs.

The Company will, post clearance of funds, proceed to allotment of the 62,223,683 new ordinary shares.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

20th July 2009